Comment #1 - Summary of Significant Accounting Policies:
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We have read your  proposed  revision  to the  revenue  recognition  footnote in response to our prior comment number two; however, we believe there are a few items under your Communications Segment disclosure which require further clarification. With respect to your software revenue arrangements, please tell us and revise your footnote to disclose whether the hardware element included in such arrangements is essential to the functionality of the software and if so, disclose whether VSOE has been established for the hardware. If VSOE has not been established, then please explain how the lack of VSOE affects the timing of your revenue recognition in light of the hardware, among other elements other than the software itself, is delivered over the contractual deployment period as noted in your response. Please describe whether such hardware is considered a specified element in the software arrangement and if so, disclose how VSOE has been established for the hardware element.

If the hardware element is not essential to the functionality of the software, then describe how the Company accounts for the revenue associated with the hardware element in such arrangements.



Response
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As suggested by the Staff,  Management will revise future filings to clarify our revenue recognition policy to provide additional information with respect to the hardware element included in our software revenue arrangements. Our proposed addition to our revenue recognition policy (within the Communications segment) in our Summary of Significant Accounting Policies in future filings is provided below.

With respect to the Company's software revenue arrangements, the hardware element included in such arrangements is essential to the functionality of the software and therefore, considered to be software-related. Hardware is considered a specified element in the software arrangement and VSOE has been established for this element. VSOE for the hardware element is determined based on the price when sold separately to customers.




Comment #2 - Management's  Discussion and Analysis,  Results of Operations,  Net
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             Sales:
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Reference  is made to your  discussion  surrounding  net sales of the  Company's
Communications Segment. You indicate that the decrease in the first quarter of fiscal 2006 is primarily due to lower shipments of $11 million in AMR product as compared to the same period in fiscal 2005, and further, $9.9 million of the $11 million decrease was due to lower AMR product sales to the COOP market as a result of a weakness in orders. Please tell us and revise future filings to disclose whether you expect this trend to continue in the future. If so, please also disclose whether it will have a material adverse impact to your future results of operations and financial statements as a whole, and to the extent possible, please quantify the impact. If you believe this trend will not continue or have a material adverse effect, then please discuss the reasons why.



Response
--------


As suggested by the Staff, Management will revise future filings to disclose that it does not expect this sales decrease to continue in the future and the reasons why. The decline in orders during the second half of fiscal 2005 was due in part to changes in the competitive landscape and the Company's efforts in responding to requests for proposals in its pursuit of several large investor owned utility customers. First quarter fiscal 2006 orders from the COOP market were higher than each quarter in fiscal 2005 and second quarter fiscal 2006 orders are expected to be consistent with first quarter levels.




Comment #3 - Capitalized Software Costs:
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In view of the  significant  amount of  capitalized  software  costs included in other assets within your balance sheets, and your disclosure in the capital resources and liquidity section indicating that you expect to incur additional software costs with respect to TNG in the future, please tell us and revise your significant accounting policies in future filings to include the Company's policy for capitalizing software development costs in accordance with SFAS No.
86. Your revised disclosure should include, but not be limited to, when the Company begins the capitalization of software costs; that is, when it has determined that technological feasibility has been established and describe the type of costs that are capitalized prior to general release of the software product. Also, we note that you amortize such costs generally over the useful life of 3-7 years, please explain to us how you determined the period over which you expect to receive future benefits from these assets and explain why you believe the useful life being used is appropriate. Furthermore, please review your notes in future filings to comply with all disclosure requirements under paragraphs 11 and 12 of SFAS No. 86 and provide us with your planned revisions. We may have further comment upon receipt of your response.




Response
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As suggested by the Staff, Management will revise future filings to describe the capitalized software costs in accordance with SFAS No. 86. In addition, we will revise our notes to the financial statements in future filings to comply with the disclosure requirements under paragraphs 11 and 12 of SFAS No. 86 to include the following information: (a) unamortized computer software costs included in each balance sheet presented; and (b) the total amount charged to expense in each income statement presented for amortization of capitalized computer software costs and for amounts written down to net realizable value. Our proposed revision to our Summary of Significant Accounting Policies in future filings is provided below.


The costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is typically established upon completion of a detailed program design. Costs incurred after this point are capitalized on a project-by-project basis in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Costs that are capitalized primarily consist of external development costs. Upon general release of the product to customers, the Company ceases capitalization and begins amortization, which is calculated on a project-by-project basis as the greater of (1) the ratio of current gross revenues for a product to the total of current and anticipated future gross revenues for the product or (2) the straight-line method over the estimated economic life of the product. The Company generally amortizes the software development costs over a three to seven year period based upon the estimated future economic life of the product. Factors considered in determining the estimated future economic life of the product include anticipated future revenues, and changes in software and hardware technologies. The carrying values of capitalized costs are evaluated for impairment on an annual basis to determine if circumstances exist which indicate the carrying value of the asset may not be recoverable. If expected cash flows are insufficient to recover the carrying amount of the asset, then an impairment loss is recognized to state the asset at its net realizable value.